Exhibit 99.1

June 11, 2021

Ontario Securities Commission (“Principal Regulator”) British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Government of Prince Edward Island

Re:	Americas Gold and Silver Corporation (the “Company”) - Report of Voting Results pursuant to Section 11.3 of National Instrument 51‐102 – Continuous Disclosure Obligations (“NI 51‐102”)

Following the annual meeting of shareholders of the Company, held on June 10, 2021 (the “Meeting”), and in accordance with section 11.3 of NI 51‐102, we hereby advise you of the following voting results obtained at the Meeting:

The Scrutineer’s report recorded that there were 113 shareholders represented in person or by proxy at the Meeting representing 55,730,097 common shares (or approximately 41.89% of the issued and outstanding common shares of the Company).

1.	Election of Directors

The election of directors was conducted by a show of hands. Each of the seven nominees in the Company’s management information circular dated April 30, 2021 were elected to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed. The percentage of votes cast “for” or “withheld” from the vote are set forth below opposite the name of each elected director based on proxies received.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Darren Blasutti	35,023,999	86.36	5,533,108	13.64
Alex Davidson	32,027,448	78.97	8,529,659	21.03
Alan Edwards	34,863,041	85.96	5,694,066	14.04
Bradley Kipp	35,021,779	86.35	5,535,328	13.65
Gordon Pridham	32,481,343	80.09	8,075,764	19.91
Manuel Rivera	35,029,162	86.37	5,527,945	13.63
Lorie Waisberg	23,090,842	56.93	17,466,265	43.07

2.	Appointment of Independent Auditor

PricewaterhouseCoopers LLP was reappointed as independent auditor of the Company for the ensuing year, and the Board of Directors were authorized to fix the remuneration of the auditors. The resolution was approved by shareholders by a show of hands. The percentage of votes cast “for” or “withheld” from the vote are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld
50,280,671	90.22	5,448,526	9.78

Yours truly,

AMERICAS GOLD AND SILVER CORPORATION

Per:

“Peter McRae”

Peter J. McRae
Sr. Vice President, Corporate Affairs & Chief Legal Officer

2